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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Oak Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

403 North Parkway, Suite 202
(No. and Street)

Jackson	TN	38305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George T. Allen, III (731) 668-3825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander Thompson Arnold, PLLC
(Name – *if individual, state last, first, middle name*)

2070 Rhino Crossing	Milan	TN	38358
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, George T. Allen, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Oak Securities, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANN F. HOPKINS
STATE OF TENNESSEE NOTARY PUBLIC
MADISON COUNTY

SILVER OAK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

SILVER OAK SECURITIES, INC.
TABLE OF CONTENTS

Financial Section
Report of Independent Registered Public Accounting Firm 1
Statements of Financial Condition 2
Statements of Income 3
Statements of Changes in Stockholders' Equity 4
Statements of Cash Flows 5
Notes to Financial Statements 6

Supplementary Information Section
Computation of Net Capital 10

Agreed-Upon Procedures Section
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures 11

Compliance
Exemption Report 12
Report of Independent Registered Public Accounting Firm 13

Alexander Thompson Arnold PLLC
2070 Rhino Crossing, Milan, TN 38358
731.686.8371 731.686.8378
www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Silver Oak Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Silver Oak Securities, Inc. as of December 31, 2018 and 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Silver Oak Securities, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Silver Oak Securities, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Silver Oak Securities, Inc.'s financial statements. The supplemental information is the responsibility of Silver Oak Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2008.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 27, 2019

FINANCIAL SECTION

SILVER OAK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2018 and 2017

	2018	2017
Assets		
Current assets		
Cash and cash equivalents	$ 466,145	$ 495,644
CRD account	2,077	3,242
Commissions receivable	1,238,725	1,189,372
Other receivables	23,835	19,435
Security deposit held by broker	15,000	15,000
Income taxes receivable	51,864	32,282
Total assets	**$ 1,797,646**	**$ 1,754,975**
Liabilities and stockholders' equity		
Current liabilities		
Commissions payable	$ 1,319,135	$ 1,061,981
Accounts payable	27,172	35,659
Total liabilities	1,346,307	1,097,640
Stockholders' equity		
Common stock		
Class A	55,225	55,225
Class B	172,000	172,000
Treasury Stock		
Class A	(198,000)	(99,000)
Class B	(102,000)	(51,000)
Retained earnings	524,114	580,110
Total stockholders' equity	451,339	657,335
Total liabilities and stockholders' equity	**$ 1,797,646**	**$ 1,754,975**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2018 and 2017

	2018	2017
Revenue		
Commissions	$ 5,780,745	$ 5,457,549
Interest	10,779	8,813
Advisory fee earned	3,433,691	2,813,451
Investment banking success fees	4,685,659	3,388,306
Other income	430,849	300,630
Total revenue	14,341,723	11,968,749
Expenses		
Employee compensation and benefits	608,239	615,404
Commissions	5,088,434	4,834,329
General office	236,184	240,463
RIA advisory fees	2,968,440	2,365,661
Investment banking fee expense	4,571,479	3,307,859
Insurance expense	120,247	73,923
Advertising expense	24,417	11,008
Other expenses	799,860	521,932
Total expenses	14,417,300	11,970,579
Loss before income taxes	(75,577)	(1,829)
Income tax expense (benefit)	(19,582)	7,551
Net loss	**$ (55,996)**	**$ (9,380)**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2018 and 2017

	Common Stock-Class A		Common Stock-Class B					
	Shares	Amount	Shares	Amount	Retained Earnings	Treasury Stock Class A	Treasury Stock Class B	Total
Balance at January 1, 2017	76,000,000	$ 55,225	15,210,000	$ 172,000	$ 589,490	$ -	$ -	$ 816,715
Net loss for the year	-	-	-	-	(9,380)	-	-	(9,380)
Treasury Stock Transactions	-	-	-	-	-	(99,000)	(51,000)	(150,000)
Balance at December 31, 2017	76,000,000	55,225	15,210,000	172,000	580,110	(99,000)	(51,000)	657,335
Net loss for the year	-	-	-	-	(55,996)	-	-	(55,996)
Treasury Stock Transactions	-	-	-	-	-	(99,000)	(51,000)	(150,000)
Balance at December 31, 2018	**76,000,000**	**$ 55,225**	**15,210,000**	**$ 172,000**	**$ 524,114**	**$ (198,000)**	**$ (102,000)**	**$ 451,339**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities		
Net loss	$ (55,996)	$ (9,380)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Increase in receivables	(52,588)	(197,479)
Increase in accounts payable	248,667	201,021
Decrease (increase) in accrued income taxes	(19,582)	7,551
Net cash provided by operating activities	120,501	1,713
Cash flows from financing activities		
Purchase of treasury stock	(150,000)	(150,000)
Net cash used by financing activities	(150,000)	(150,000)
Net decrease in cash provided by operations	**(29,499)**	**(148,287)**
Cash and cash equivalents at beginning of the period	495,644	643,931
Cash and cash equivalents at end of the period	$ 466,145	$ 495,644
Supplemental disclosures of cash flow information:		
Cash paid during the year for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Description of Business

The Company was chartered in January 1998. In January 1999, the Company received $16,100 upon issuance of 1,610,000 shares of common stock. Effective December 5, 2007, the Company was reorganized and changed its name from William Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The outstanding common stock was exchanged for Class A common stock of Silver Oak Securities, Inc. Additionally, the Company issued Class B common stock.

The Company operates in the securities industry as an introducing broker, predominantly in the West Tennessee area.

B. Commissions Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

C. Revenue Recognition

The Company recognizes commission and fee income when it is earned. The Company's agents are involved in various transactions with unrelated parties which results in commission and fee income for the Company with the amount of the commission or fee either being negotiated on each respective transaction, dictated by fee agreement with the client, or dictated by selling agreements in place with the unrelated parties. Individual securities transactions, executed through a clearing arrangement with INTL FCStone are negotiated for each individual transaction; mutual fund, variable annuity, and other application way sales commissions are dictated by the sales agreement and product class of each individual product, detailing up front and trailing commissions; investment advisory fees are dictated by the advisory agreement signed by each individual client; and investment banking fees are dictated by the contract between the seller and the representatives of Silver Oak Securities, Inc.

D. Income Taxes

Income taxes are provided using an asset and liability approach. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Deferred tax assets are recognized for the expected future tax benefit attributable to certain accrued expenses that are not deductible until paid. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

E. Cash Flows

For purposes of reporting cash flows, cash consists of cash on deposit. Highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. At December 31, 2018 and 2017, cash equivalents in the form of money market accounts totaled $204,671 and $407,922, respectively.

F. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. Concentrations of Credit Risk

The Company has an agreement with a broker-dealer whereby all of certain types of securities transactions must be cleared through that broker-dealer. Other securities transactions (primarily mutual fund transactions) are excluded from this agreement. In the event counterparties with whom the Company transacts business do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains its cash balances in three financial institutions located in West Tennessee. Cash equivalents are insured up to $250,000 as of December 31, 2018 and December 31, 2017. As of December 31, 2018, the Company has $11,474 in uninsured cash balances.

Financial Institution	2018	2017
FirstBank	$ 261,474	$ 87,722
Bank of Jackson	50,329	204,087
Commercial Bank	154,342	203,835
	$ 466,145	$ 495,644

H. Subsequent Events

Management has evaluated subsequent events through February 27, 2019, the date which the financial statements were available to be issued.

I. Commitments and Contingencies

Management has evaluated commitments and contingencies through February 27, 2019, As of December 31, 2018, the firm was involved in two arbitration procedures. Maximum exposure from each arbitration were $411,805 and $600,000 respectively. Each arbitration has partial or full insurance coverage. The maximum exposure for each arbitration was added to Aggregate Indebtedness in the Net Capital Computation prepared by the firm. The smaller of the two arbitrations was settled in January of 2019 and removed from the Net Capital Computation on January's financial statements.

NOTE 2 – INCOME TAXES

The accompanying statements of financial condition include no deferred tax assets and liabilities.

The components of income tax (benefit) expense are as follows:

	2018	2017
Current		
Federal	$ (14,809)	$ 6,369
State	(4,773)	1,182
	(19,582)	7,551

The income tax provision differs from the (benefit) expense that would result from applying federal statutory tax rates to income (loss) before income taxes because of state income taxes and penalties paid by the company during the year. Changes in tax laws and rates affect recorded deferred tax assets and liabilities and the effective tax rate in the future.

NOTE 3 – CAPITAL STOCK

As a result of a business reorganization that was effective as of December 5, 2007, the Company's name changed from William E. Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The Company is authorized to issue one hundred million (100,000,000) shares with no par value, with ten voting rights per share to be known as Class A stock, and one hundred million (100,000,000) shares with no par value, with one voting right per share to be known as Class B stock. As of December 31, 2018 and 2017, 76,000,000 shares of Class A stock have been issued and remain outstanding, and 15,210,000 shares of Class B stock have been issued and remain outstanding. During the year ended December 31, 2018 and 2017 the Company purchased 3,333,336 shares of Class A stock and 1,666,668 shares of Class B stock during each year. The Company is holding these shares as treasury stock at year end.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, the Company paid commissions to related parties in the amount of $116,814 and $82,680, respectively. In addition, approximately $13,105 and $13,384, of commissions payable to these individuals was included in accrued expenses as of December 31, 2018 and 2017, respectively.

The Company paid officer salaries in the combined amount of $343,053 and $387,200 to three employees who are also shareholders of the Company during the years ended December 31, 2018 and 2017, respectively.

The Company leased office space from Hopkins Anderton Partnership. This lease was a month-to-month lease requiring monthly payments of $2,000. This lease was terminated on October 31, 2017 and there were no future obligations as of December 31, 2017.

NOTE 5 – OPERATING LEASE COMMITMENTS

The Company leases office space from Camp Holdings, LLC. This lease is a 10 year lease requiring monthly payments of $2,400 until November 1, 2022 when the monthly payment shall be $2,640 for the remaining 60 months of the lease.

Due on or before December 31, 2019	$ 28,800
Due on or before December 31, 2020	28,800
Due on or before December 31, 2021	28,800
Due on or before December 31, 2022	29,280
Due on or before December 31, 2023	31,680
Due Thereafter	124,080
	$ 271,440

The Company leases certain equipment and office facilities which are classified as operating lease agreements. The Company is under the obligation of one lease as of December 31, 2018 and 2017, which expired as of each year ended. There are no future obligations as of December 31, 2018.

Lease payments in 2018 and 2017 were $34,405 and $30,043, respectively.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the minimum capital requirements of several regulatory organizations. Under the most restrictive of these rules, the Company is required to maintain "adjusted net capital" in an amount exceeding the greater of $5,000 or 6-2/3 percent of total aggregate indebtedness. As of December 31, 2018, this requirement totaled $157,207. The Company's net capital amounted to $239,584 as of December 31, 2018, exceeding the minimum capital requirement by $82,377. In addition, Rule 15c3-1 requires that the company's aggregate indebtedness not exceed 1500 percent of its net capital. The actual aggregate indebtedness to net capital ratio as of December 31, 2018 was 984.25 percent.

SUPPLEMENTARY INFORMATION SECTION

SILVER OAK SECURITIES, INC.
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2018

	Reported in Form X-17A-5	Reconciling Items	Reported in Audit Report
Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory			
Total stockholder's equity from balance sheet/ qualified for net capital	$ 451,339	$ -	$ 451,339
Deductions:			
Total non-allowable assets	(207,361)	-	(207,361)
Net capital before haircuts on securities positions	243,978	-	243,978
Haircuts on security positions	(4,393)	-	(4,393)
Net capital	**$ 239,584**	**$ -**	**$ 239,584**
Computation of basic net capital requirement			
Minimum net capital required	$ 157,207	$ -	$ 157,207
Minimum dollar net capital requirment	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 157,207	$ -	$ 157,207
Excess net capital	$ 82,377	$ -	$ 82,377
Excess net capital at 120%	$ 104,953	$ -	$ 104,953
Computation of aggregate indebtedness			
Total liabilities from balance sheet/ aggregate indebtedness	$ 1,346,307	$ -	$1,346,307
Other unrecorded amounts	$ 1,011,805	$ -	$1,011,805
Percentage of aggregate indebtedness to net capital	984%	-	984%

See independent auditor's report.

AGREED UPON PROCEDURES

ATA

Alexander Thompson Arnold PLLC

2070 Rhino Crossing, Milan, TN 38358
731.686.8371 731.686.8378
www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
of Silver Oak Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we are enumerated below and were agreed to by Silver Oak Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Silver Oak Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Silver Oak Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Silver Oak Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 27, 2019

COMPLIANCE

Silver Oak Securities, Inc.

Phone 731-668-3825 • Fax 731-668-3844
403 N. Parkway, Suite 202
Jackson, TN 38305

To Whom It May Concern:

Silver Oak Securities, Inc. is a fully-disclosed introducing broker dealer and as such claims exemption from SEC Rule 15C3-3 under provision (k)(2)(ii), as listed below:

(k)(2)(ii) Exemption - Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

Silver Oak Securities, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.

Sincerely,

George Thomas Allen, III
CFO

ATA

Alexander Thompson Arnold PLLC
2070 Rhino Crossing, Milan, TN 38358
731.686.8371 731.686.8378
www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Silver Oak Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Silver Oak Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Silver Oak Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Silver Oak Securities, Inc. stated that Silver Oak Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Silver Oak Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Silver Oak Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 27, 2019